

Mail Stop 3030

July 28, 2016

Via E-mail
Derek Peterson
President and Chief Executive Officer
Terra Tech Corp.
4700 Von Karman, Suite 110
Newport Beach, California 92660

> **Re:** **Terra Tech Corp.**
> **Form 10-K for the Fiscal Year Ended December 31, 2015**
> **Filed March 29, 2016**
> **Amendment No. 2 to Form 10-Q for the**
> **Quarterly Period Ended March 31, 2016**
> **Filed July 20, 2016**
> **Amendment No. 5 to Form 8-K dated December 23, 2015**
> **Filed July 20, 2016**
> **File No. 000-54258**

Dear Mr. Peterson:

We have reviewed your July 20, 2016 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 15, 2016 letter.

Form 10-K for the Fiscal Year Ended December 31, 2015

Note 1. Summary of Significant Accounting Policies

Intangibles, page F-11

1.   We note that your revised disclosures in response to comment 1 appear only to address your accounting policy for the impairment of your long-lived assets. Please revise future

filings to clearly disclose how you account for your intangible assets, including how you review your intangibles with definite lives for impairment in accordance with ASC 350-30-35-14 and 360-10-35-17.

Amendment No. 2 to Form 10-Q for the Quarterly Period Ended March 31, 2016

Note 1. Summary of Significant Accounting Policies, page 6

Note 17. Related Party Transactions, page 21

2.   The revisions made on pages 7 and 8 in response to comment 4 may be confusing to investors since they indicate that your merger with Black Oak gallery was completed on March 31, 2016 and also state that the acquisition date for accounting purposes was April 1, 2016. Consistent with your response to comment 5 of our letter dated June 24, 2016 please amend all sections of the filing, including Note 17, to clearly disclose that your acquisition of Black Oak Gallery was consummated on April 1, 2016 and remove all references to the merger being completed on March 31, 2016.

Amendment No. 5 to Form 8-K dated December 23, 2015

3.   Similar to your response to comment 5 of our letter dated June 24, 2016, please amend the filing to clearly and consistently disclose that your acquisition of Black Oak Gallery was consummated on April 1, 2016 (i.e., the date on which consideration was exchanged and you gained control of the company) and remove all references to the merger being completed on March 31, 2016.

4.   Revise your pro forma balance sheet to correctly reflect the purchase price allocation presented in Footnote 4 to the pro forma financial information. We note, for example, that the $51.5 million adjustment for Intangible assets – Black Oak Gallery really represents the aggregate fair value of the net assets acquired from Black Oak.

5.   In addition, revise the pro forma balance sheet to present goodwill separate from the identifiable intangibles acquired.

6.   We also note that part of the purchase price was allocated to significant identifiable intangible assets that appear to have definite lives and may be amortizable. Please revise Footnote 4 to disclose the useful lives of any amortizable assets that you acquired and revise your pro forma income statements to record the amortization expense related to all amortizable assets, including identifiable intangibles.

7.   Please revise Note 6 to the March 31, 2016 Pro Forma Statement of Operations and Note 2 to the December 31, 2015 Pro Forma Statement of Operations to briefly describe the Platinum agreement and to explain why it resulted in the pro forma adjustments you recorded.

You may contact Eric Atallah at (202) 551-3663 or Jay Webb, Senior Accountant at (202) 551-3602 with any questions. You may also reach me at (202) 551-3662.

Sincerely,

/s/ Jay Webb for

Kevin J. Kuhar
Accounting Branch Chief
Office of Electronics and Machinery